SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on May 15, 2026, drawn up in summary form

1.	Date, Time and Venue. On May 15, 2026, at 17:00 p.m., with the participation of the members, that ratified their votes by writing, as authorized by article 19, paragraph 1st, of the Company’s Bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1.	Election of member of the Board of Executive Officers. In accordance with the recommendation of the People Committee in the meeting held on May 15, 2026, and pursuant to article 21, item (d), of the Company’s Bylaws, to approve the replacement of the Company’s current Vice-President of Logistics, Mr. Paulo André Zagman, by Mr. Fernando Maffessoni, current Logistics Vice President for the Middle Americas Zone at Anheuser-Busch InBev S.A./N.V., a Brazilian citizen, business administrator, holder of identity card RG No. 20.402.906-82 (SSP/RS), enrolled with the CPF under No. 928.806.140-15, with an office in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, effective as of August 1, 2026, with a term of office until December 31, 2027.

4.5.1. Mr. Fernando Maffessoni will take office as Vice-President of Logistics of the Company on August 1st, 2026, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.5.2. The new composition of the Board of Executive Officers shall be consolidated at a meeting of the Board of Directors to be held by August 31st, 2026, at which time the election of the new Vice-President of Logistics, Mr. Fernando Maffessoni, and the dismissal of the current Vice-President of Logistics, Mr. Paulo André Zagman, will be carried out and duly registered, and the Company’s registration with JUCESP and other public administration bodies will be updated accordingly.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 15, 2026.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Lia Machado de Matos /s/ Luciana Pires Dias /s/ Fernanda Gemael Hoefel	/s/ Fernando Mommensohn Tennenbaum /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Guilherme Malik Parente Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer